ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 NOV 18 AM 7:21

11 November 2003

03037462

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

for S Breelow

Andrew Geddes
Corporate Communications

encls

dlw 11/18

ventra

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia

T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

11 November 2003

NEW CEO FOR VENTRACOR

Ventracor Limited – whose VentrAssist heart pump device is currently undergoing human trials – has appointed Dr Colin Sutton as its new CEO.

Dr Sutton (summary CV attached) takes up the position immediately replacing Mr Michael Spooner.

In announcing Dr Sutton's appointment, Ventracor Chairman, John Massey, said the board felt strongly that, at this moment in its development, Ventracor needed a CEO with a very specific set of skills as clinical trials proceed and the VentrAssist artificial heart moves closer to European and US trials and ultimate approval for worldwide commercial use.

"Dr Sutton offers Ventracor, at a crucial time, Australian, European and US market experience, detailed knowledge of the heart health area, success in the transformation of a company to becoming cash-flow positive, a long track record in managing R&D, clinical trials, Quality control and leading the combination of skills reflected in Ventracor's expanding workforce."

Mr Massey paid tribute to Mr Spooner for his contribution to the company in the past nearly two years – in particular his project management skills in successfully getting human trials underway.

"Mr Spooner took up his position at an important time for Ventracor and he did a good job in taking the company forward."

Mr Massey said the history of Ventracor's CEOs had always been to have the right person for the times – we started with an entrepreneur who identified an opportunity He was followed by a scientist to apply rigour and he, in turn, was followed by Mr Spooner with significant project management skills.

Dr Sutton's most recent position was as CEO of Sirtex Medical Limited where he was responsible for commercialising a new treatment for liver cancer and established markets in the USA, Europe and Asia. He built the company to a market capitalisation of $273 million in less than three years and the company became both profitable and cash flow positive.

Mr Massey said Dr Sutton's long track record of successful management, his knowledge of cardiac science, his previous penetration of markets in areas where Ventracor is focused and his experience in managing the mix of staff to do the job were key to his appointment.

"For Ventracor, Dr Sutton is exactly the right person at the right time," Mr Massey added.

"Ventracor's VentrAssist™ device is world-leading and it is not possible to overstate its importance both for the company and for those individuals for whom the device potentially offers a new chance at life.

"I look forward to working with Ventracor's outstanding team to complete clinical trials, gain approval for its worldwide use and begin sales as soon as is practically possible," Dr Sutton said.

More information:
Mr John C Massey
02 9406 3100 or 0419 744955

ADDITIONAL INFORMATION

Termination and remuneration packages

Dr Sutton

Mr Massey advises that Dr Suttons' base remuneration will be the same as Mr Spooner's - comprising a total fixed remuneration package of $400,000 per annum plus an annual incentive to a maximum of $100,000 based on the achievement of specifically agreed short term performance hurdles.

Subject to shareholder approval, Dr Sutton will also be entitled to participate in a long term incentive plan involving 400,000 performance shares vesting over the next three years based on the achievement of specific performance targets by Ventracor relative to the Total Shareholder Returns of the companies in the ASX 200 index on an annual basis.

The rules for this incentive plan will include forfeiture of the performance shares for non-achievement of the performance hurdles. Dr Sutton's long-term incentive is similar to the Long Term Incentive Plan currently being developed by the Board for the staff which will be subject to shareholder approval in General Meeting in due course. In the event shareholders do not approve the proposed plan for Dr Sutton he will be entitled to a cash sum equivalent to the value of the shares, subject to the same performance targets.

Mr Spooner

Mr Massey advised that Mr Spooner's termination package is currently being discussed but, in line with his Employment Contract, is expected to include a termination payment including a performance bonus for the current period totalling $250,000 and the two tranches of issued options some of which vested in November 2002 and others which vest this month.

Mr Spooner is also being offered a consultancy of $200,000 for the period to 31May, 2004 to be available to assist the Board, as required, particularly in relation to achieving a seamless handover of the activities he has been undertaking on the Company's behalf in the USA.

Colin Sutton BSc, PhD, FAICD (Summary CV)

Dr Sutton has an extensive background in the medical devices industry with experience gained in Europe, Asia and North America where he held numerous senior management positions and directorships.

Dr Sutton trained in chemistry and biochemistry at the University of New South Wales before, in 1975, joining Telectronics Limited, as International Marketing Executive.

Over an 18 year period with that company, a leading manufacturer of cardiac pacemakers, he went on to hold a variety of senior positions in Australia and overseas including Chief Executive – North America (based in Denver), Group R&D Executive, Chief Executive - Asia Pacific (both based in Sydney) and then Chief Executive – Europe (based in Paris). During this time, besides gaining broad international sales/marketing experience, he was at various times responsible for manufacturing operations in USA, France and Australia. As Group R&D Executive, he was in charge of what was then the largest medical electronics R&D group in Australia. He was a member of the Telectronics Executive Committee for nearly 10 years and on the Board of numerous Nucleus group companies including being Chairman of Domedica (a blood apheresis and renal subsidiary) for three years.

In 1994 he joined Air Shields Inc, a leading manufacturer of neo-natal medical equipment, as Director – Asia Pacific, a position that he held for five years. His main focus was to develop the Japanese, Chinese, Korean and Malaysian markets for Air-Shields' neo-natal medical equipment.

In 2000, Dr Sutton was appointed Chief Executive Officer of Sirtex Medical Ltd which produces therapeutics for oncology. In this role he took a small start-up company through an IPO to a market capitalization in excess of $273 million in three years. Dr Sutton is currently a non-executive director of Polartechnics Limited.

November 2003

Briefly About Ventracor (ASX: VCR)

Ventracor's vision is to become the world's pre-eminent supplier of Left Ventricular Assist Devices for patients suffering congestive heart failure. as a permanent alternative to heart transplant surgery.

The company has developed the science for, and is producing an affordable and easily implantable mechanical device as a permanent alternative to human heart transplant therapy for those people suffering congestive heart failure.

Human trials have started at the Alfred Hospital in Melbourne and the first two recipients of a VentrAssist™ have recovered sufficiently to be able to return home. The third implant has recently been undertaken. These form part of the Pilot trial of up to 10 patients. Implantation of VentrAssist™ does not require the removal of the heart, but instead assists the blood pumping function of a failing heart.

Ventracor has a world-leading team of scientists and engineers developing and bringing to market the VentrAssist™ device.

Ventracor is a publicly listed Australian company with more than 190 million shares issues to approximately 17,000 shareholders.

In August, 2003 Ventracor Limited (ASX : VCR) announced that that it had successfully raised approximately $33 million through a placement to Australian and International institutions and sophisticated investor clients of ABN Amro Morgans limited.

Ventracor Limited recently announced the successful closure of its renounceable rights issue (as offered in the prospectus dated 17 September) which raised approximately $33 million.

The rights issue, which closed on 23 October. was oversubscribed by $12 million.

Ventracor 2003 corporate milestones

2003	October	Successful Rights Issue Lifts Cash Position to $74 million.
	August	Successful Placement raises $33.75 million gross.
	June	First Human Implant of the Ventrassist.
	April	Ventracor joins S&P/ASX 200 index.
	March	Final approval to begin human trials by The Alfred hospital Ethics Committee.